Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated November 5, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Cash flow from operating activities	583,084	542,809	7	1,803,705	1,465,242	23
Changes in non-cash working capital	21,414	8,980	138	(9,703)	36,536	(127)
Transaction costs	3,082	342	801	13,052	5,691	129
Decommissioning expenditures	10,813	2,013	437	28,123	7,038	300
Funds flow from operations	618,393	554,144	12	1,835,177	1,514,507	21
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Net income	258,059	87,879	194	387,535	158,599	144
Amortization of E&E undeveloped land	71,445	69,514	3	207,076	208,549	(1)
Unrealized derivative (gains) losses	(260,956)	66,464	(493)	(43,175)	100,940	(143)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	69,417	(22,729)	(405)	71,411	26,174	173
Unrealized (gain) loss on long-term investments	12,611	(4,944)	(355)	3,716	3,965	(6)
Deferred tax relating to adjustments	27,857	(33,365)	(183)	(67,476)	(90,755)	(26)
Adjusted net earnings from operations	178,433	162,819	10	559,087	407,472	37

CRESCENT POINT ENERGY CORP.	1

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($000s)	September 30, 2014	December 31, 2013	% Change
Long-term debt (1)	2,582,883	1,734,114	49
Accounts payable and accrued liabilities	818,940	789,305	4
Dividends payable	101,985	90,849	12
Cash	(24,754)	(15,941)	55
Accounts receivable	(460,472)	(352,519)	31
Prepaids and deposits	(8,806)	(5,532)	59
Long-term investments	(70,513)	(74,229)	(5)
Excludes:
Equity settled component of dividends payable	(30,091)	(25,799)	17
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(134,581)	(63,170)	113
Net debt	2,774,591	2,077,078	34

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL (bbls/d)	128,495	107,332	20	124,310	106,823	16
Natural gas (mcf/d)	76,126	63,785	19	72,633	65,919	10
Total (boe/d)	141,183	117,963	20	136,416	117,810	16
Crude oil and NGL (%)	91	91	-	91	91	-
Natural gas (%)	9	9	-	9	9	-
Total (%)	100	100	-	100	100	-
Production increased by 20 percent and 16 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the first nine months of 2014, partially offset by natural declines. The Company's weighting to oil and NGL's in the three and nine month periods ended September 30, 2014 remained consistent with the 2013 comparative periods.
On May 15, 2014, Crescent Point closed the acquisition of CanEra Energy Corp. ("CanEra") which added approximately 10,000 boe/d of production in southeast Saskatchewan.
On June 12, 2014, Crescent Point acquired more than 2,800 boe/d of production in the Saskatchewan Viking area from Polar Star Canadian Oil and Gas Inc. ("Polar Star").
On August 13, 2014, Crescent Point closed the acquisition of T.Bird Oil Ltd. ("T.Bird") which added approximately 700 boe/d of production in southeast Saskatchewan and Manitoba.
On September 30, 2014, Crescent Point acquired approximately 3,300 boe/d of production in southeast Saskatchewan and Manitoba.
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area	2014	2013	% Change	2014	2013	% Change
Southeast Saskatchewan and Manitoba	80,350	64,003	26	78,134	65,847	19
Southwest Saskatchewan	28,710	24,436	17	28,850	24,068	20
United States	18,824	17,941	5	17,080	15,449	11
Alberta and West Central Saskatchewan	13,299	11,583	15	12,352	12,446	(1)
Total (boe/d)	141,183	117,963	20	136,416	117,810	16
In the three and nine months ended September 30, 2014, the Company drilled 256 (202.3 net) wells and 608 (469.2 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Uinta Basin resource play in northeast Utah and the Flat Lake resource play in southeast Saskatchewan.
Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL ($/bbl)	90.59	97.54	(7)	93.58	87.60	7
Natural gas ($/mcf)	4.59	3.01	52	5.24	3.51	49
Total ($/boe)	84.92	90.38	(6)	88.07	81.39	8

(1)	The average selling prices reported are before realized derivatives and transportation charges.

CRESCENT POINT ENERGY CORP.	3

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2014	2013	% Change	2014	2013	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	97.21	105.82	(8)	99.60	98.17	1
WTI crude oil (Cdn$/bbl)	105.66	110.23	(4)	109.45	100.17	9
LSB crude oil (Cdn$/bbl)	95.62	104.58	(9)	99.71	93.63	6
LSB oil differential (%)	10	5	5	9	7	2
WCS crude oil (Cdn$/bbl)	83.72	92.16	(9)	86.29	77.02	12
WCS oil differential (%)	21	16	5	21	23	(2)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	4.01	2.44	64	4.89	3.06	60
AECO monthly index natural gas (Cdn$/mcf)	4.23	2.82	50	4.56	3.17	44
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.92	0.96	(4)	0.91	0.98	(7)
In the third quarter of 2014, the Company's average selling price for oil decreased 7 percent from the same period in 2013, primarily as a result of an 8 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar. Crescent Point's corporate oil differential for the third quarter of 2014 was $15.07 per bbl, or 14 percent, compared to $12.69 per bbl, or 12 percent, in the third quarter of 2013.
The Company's corporate oil differential in the third quarter of 2014 was impacted by a widening of light oil and medium and heavy oil differentials. In the three months ended September 30, 2014, the Cdn$ WTI - LSB differential widened to 10 percent from 5 percent and the Cdn$ WTI - WCS differential widened to 21 percent from 16 percent from the same period of 2013.
In the nine months ended September 30, 2014, the Company's average selling price for oil increased 7 percent from the same period in 2013, primarily as a result of a weaker Canadian dollar and the slight increase in the US$ WTI benchmark price, partially offset by a slightly wider corporate oil price differential.
The Company's corporate oil differential for the nine months ended September 30, 2014 was $15.87 per bbl, or 14 percent, compared to $12.57 per bbl, or 13 percent, in the same period of 2013. The Company's corporate oil differential for the nine months ended September 30, 2014 was impacted by a widening of light oil differentials, partially offset by the narrowing of medium and heavy oil differentials. In the nine months ended September 30, 2014, the Cdn$ WTI - LSB differential widened to 9 percent from 7 percent in the same period of 2013 and the Cdn$ WTI - WCS differential narrowed to 21 percent from 23 percent in the same period of 2013.
The Company's exposure to medium and heavy oil differentials increased in 2014 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
Price differentials are expected to remain volatile through the fourth quarter of 2014 and during 2015. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan, Alberta and Utah rail terminals, providing access to markets outside of the PADD II region. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis.
The Company's average selling price for gas in the third quarter of 2014 increased 52 percent from $3.01 per mcf in the third quarter of 2013 to $4.59 per mcf in the third quarter of 2014, primarily as a result of the 64 percent increase in AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. The Company's average selling price for gas of $5.24 per mcf for the nine month period ended September 30, 2014 increased 49 percent from the same 2013 period, primarily as a result of the 60 percent increase in AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.

CRESCENT POINT ENERGY CORP.	4

Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($000s, except volume amounts)	2014	2013	% Change	2014	2013	% Change
Average crude oil volumes hedged (bbls/d) (1)	65,100	56,936	14	65,255	49,758	31
Crude oil realized derivative loss (1)	(37,884)	(53,496)	(29)	(163,624)	(67,462)	143
per bbl	(3.20)	(5.42)	(41)	(4.82)	(2.31)	109
Average natural gas volumes hedged (GJ/d) (2)	24,000	17,000	41	21,363	13,476	59
Natural gas realized derivative gain (loss)	(992)	1,379	(172)	(4,286)	2,389	(279)
per mcf	(0.14)	0.23	(161)	(0.22)	0.13	(269)
Average barrels of oil equivalent hedged (boe/d) (1)	68,891	59,621	16	68,630	51,887	32
Total realized derivative loss (1)	(38,876)	(52,117)	(25)	(167,910)	(65,073)	158
per boe	(2.99)	(4.80)	(38)	(4.51)	(2.02)	123

(1)
In the three and nine months ended September 30, 2014 and September 30, 2013, the crude oil realized derivative losses include the realized derivative gains (losses) on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded total realized derivative losses of $38.9 million and $167.9 million for the three and nine months ended September 30, 2014, respectively, compared to $52.1 million and $65.1 million, respectively, for the same periods in 2013.
The Company's realized derivative loss for oil was $37.9 million and $163.6 million for the three and nine months ended September 30, 2014, respectively, compared to $53.5 million and $67.5 million for the same periods in 2013. The decreased realized loss for the three months ended September 30, 2014 is largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by the increase in oil volumes hedged as a result of increased production and a decrease in the Company's average derivative oil price. During the three months ended September 30, 2014, the Company's average derivative oil price decreased by 1 percent or $0.69 per bbl, from $100.02 per bbl in 2013 to $99.33 per bbl in 2014. The increased realized loss in the nine months ended September 30, 2014 is largely attributable to an increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the nine months ended September 30, 2014, the Company's average derivative oil price increased by 5 percent or $5.07 per bbl, from $95.20 per bbl in 2013 to $100.27 per bbl in 2014.
Crescent Point's realized derivative loss for gas was $1.0 million and $4.3 million for the three and nine months ended September 30, 2014, respectively, compared to realized gains of $1.4 million and $2.4 million, respectively, for the same periods in 2013. The realized losses in the three and nine months ended September 30, 2014 are largely attributable to the increase in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production, partially offset by the increase in the Company's average derivative gas price. During the three months ended September 30, 2014, the Company's average derivative gas price increased from $3.19 per GJ in the third quarter of 2013 to $3.56 per GJ in the third quarter of 2014. During the nine months ended September 30, 2014, the Company's average derivative gas price increased from $3.55 per GJ in 2013 to $3.59 per GJ in 2014.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Crude oil	189,540	(42,733)	(544)	(16,205)	(116,795)	(86)
Natural gas	2,289	146	1,468	(5,191)	1,967	(364)
Interest	1,081	504	114	3,071	1,314	134
Power	264	(153)	(273)	457	118	287
Cross currency interest rate	64,980	(23,201)	(380)	59,345	12,531	374
Cross currency principal	1,350	(638)	(312)	1,295	(40)	(3,338)
Foreign exchange	1,452	(389)	(473)	403	(35)	(1,251)
Total unrealized derivative gain (loss)	260,956	(66,464)	(493)	43,175	(100,940)	(143)
The Company recognized a total unrealized derivative gain of $261.0 million for the three months ended September 30, 2014 compared to a $66.5 million total unrealized derivative loss in the same period in 2013, primarily due to a $189.5 million unrealized gain on crude oil contracts in the third quarter of 2014 compared to a $42.7 million unrealized loss in the third quarter of 2013. The unrealized oil derivative gain for the three months ended September 30, 2014 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2014 compared to June 30, 2014 and the maturity of out of the money contract months. The unrealized oil derivative loss for the three months ended September 30, 2013 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at September 30, 2013 compared to June 30, 2013, partially offset by the maturity of out of the money contract months.
The total unrealized derivative gain in the third quarter of 2014 was also partially attributable to a $65.0 million unrealized derivative gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to a $23.2 million unrealized derivative loss in the third quarter of 2013. The unrealized CCIRS derivative gain for the three months ended September 30, 2014 was primarily the result of the weaker forward Canadian dollar at September 30, 2014 compared to June 30, 2014. The unrealized CCIRS derivative loss for the three months ended September 30, 2013 was primarily the result of the stronger forward Canadian dollar at September 30, 2013 compared to June 30, 2013, partially offset by the maturity of out of the money contract months.
During the nine months ended September 30, 2014, the Company recognized a total unrealized derivative gain of $43.2 million compared to a total unrealized derivative loss of $100.9 million in the same period in 2013, primarily due to a $59.3 million unrealized derivative gain on CCIRS compared to $12.5 million in the same period of 2013. The unrealized CCIRS derivative gain for the nine months ended September 30, 2014 was primarily the result of the weaker forward Canadian dollar at September 30, 2014 compared to December 31, 2013. The unrealized CCIRS derivative gain for the nine months ended September 30, 2013 was primarily the result of the weaker forward Canadian dollar at September 30, 2013 compared to December 31, 2012.
The total unrealized derivative gain in the nine months ended September 30, 2014 was partially offset by a $16.2 million unrealized derivative loss on crude oil contracts, compared to $116.8 million for the same period of 2013. The unrealized oil derivative loss for the nine months ended September 30, 2014 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at September 30, 2014 compared to December 31, 2013, partially offset by the maturity of out of the money contract months. The unrealized oil derivative loss for the nine months ended September 30, 2013 is primarily attributable to the increase in the near-term Cdn$ WTI forward benchmark price at September 30, 2013 as compared to December 31, 2012, partially offset by the maturity of out of the money contract months.
Revenues

	Three months ended September 30			Nine months ended September 30
($000s) (1)	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL sales	1,070,884	963,179	11	3,175,957	2,554,673	24
Natural gas sales	32,145	17,650	82	103,881	63,138	65
Total oil and gas sales	1,103,029	980,829	12	3,279,838	2,617,811	25

(1)	Revenue is reported before transportation charges and realized derivatives.
Crude oil and NGL sales increased 11 percent in the three months ended September 30, 2014, from $963.2 million in 2013 to $1.1 billion in 2014, primarily due to the 20 percent increase in Crescent Point's production, partially offset by the 7 percent decrease in realized prices. The increased production in the third quarter of 2014 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the nine months ended September 30, 2014. The decrease in realized prices is largely a result of the 4 percent decrease in the Cdn$ WTI benchmark price as compared to the third quarter of 2013 and a wider corporate oil differential.
Crude oil and NGL sales increased 24 percent in the nine months ended September 30, 2014, from $2.6 billion in 2013 to $3.2 billion in 2014, primarily due to the 16 percent increase in Crescent Point's production and the 7 percent increase in realized prices. The increased production in the nine months ended September 30, 2014 is primarily due to the Company's successful drilling and fracture stimulation programs and the acquisitions completed during the period. The increase in realized prices is largely a result of the 9 percent increase in the Cdn$ WTI benchmark price as compared to the same period in 2013, partially offset by a slightly wider corporate oil differential.

CRESCENT POINT ENERGY CORP.	6

Natural gas sales increased 82 percent and 65 percent in the three and nine months ended September 30, 2014, respectively, compared to the same 2013 periods. The increases are primarily due to the 52 percent and 49 percent increases in realized natural gas prices and the 19 percent and 10 percent increases in natural gas production for the three and nine months ended September 30, 2014, respectively. The increases in realized natural gas prices are largely due to the increases in the AECO daily benchmark prices. The increased natural gas production in 2014 is primarily due to successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

	Three months ended September 30			Nine months ended September 30
($000, except % and per boe amounts)	2014	2013	% Change	2014	2013	% Change
Royalties	205,102	190,852	7	588,179	480,764	22
As a % of oil and gas sales	19	19	-	18	18	-
Per boe	15.79	17.59	(10)	15.79	14.95	6
Royalties increased 7 percent and 22 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increases are largely due to the 12 percent and 25 percent increases in oil and gas sales in the three and nine months ended September 30, 2014, respectively.
Royalties as a percentage of sales for the three and nine months ended September 30, 2014 remained consistent with the comparable 2013 periods.
Operating Expenses

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Operating expenses	163,805	123,229	33	469,196	380,074	23
Per boe	12.61	11.35	11	12.60	11.82	7
Operating expenses per boe increased 11 percent and 7 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increases in the three and nine months ended September 30, 2014 are primarily the result of increased utility and fuel costs, well servicing costs and labor, partially offset by decreased chemical costs.
Operating expenses increased 33 percent and 23 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the nine months ended September 30, 2014, including the increase in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Transportation expenses	29,616	24,329	22	85,605	70,090	22
Per boe	2.28	2.24	2	2.30	2.18	6
Transportation expenses per boe increased 2 percent and 6 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increases are primarily due to higher pipeline tariffs as a result of increased tariff rates, partially offset by lower trucking costs as a result of the Company's investments in pipeline gathering systems.
Transportation expenses increased 22 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, primarily as a result of the growth in the Company's production and the increases in per boe transportation expenses as noted above.
Netbacks

	Three months ended September 30
	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	90.59	4.59	84.92	90.38	(6)
Royalties	(16.98)	(0.62)	(15.79)	(17.59)	(10)
Operating expenses	(13.25)	(1.02)	(12.61)	(11.35)	11
Transportation expenses	(2.27)	(0.40)	(2.28)	(2.24)	2
Netback prior to realized derivatives	58.09	2.55	54.24	59.20	(8)
Realized loss on derivatives	(3.20)	(0.14)	(2.99)	(4.80)	(38)
Netback	54.89	2.41	51.25	54.40	(6)

CRESCENT POINT ENERGY CORP.	7

	Nine months ended September 30
	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	93.58	5.24	88.07	81.39	8
Royalties	(16.95)	(0.65)	(15.79)	(14.95)	6
Operating expenses	(13.15)	(1.15)	(12.60)	(11.82)	7
Transportation expenses	(2.26)	(0.45)	(2.30)	(2.18)	6
Netback prior to realized derivatives	61.22	2.99	57.38	52.44	9
Realized loss on derivatives	(4.82)	(0.22)	(4.51)	(2.02)	123
Netback	56.40	2.77	52.87	50.42	5
The Company's netback for the three months ended September 30, 2014 decreased 6 percent to $51.25 per boe from $54.40 per boe in the same period of 2013. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and increases in operating expenses and transportation expenses, partially offset by the decreased realized derivative loss and royalties.
The Company's netback for the nine months ended September 30, 2014 increased 5 percent to $52.87 per boe from $50.42 per boe in the same period of 2013. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by the increased realized derivative loss, royalties, operating expenses and transportation expenses.
General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
General and administrative costs	27,274	21,761	25	85,989	67,778	27
Capitalized	(5,520)	(4,968)	11	(16,915)	(14,384)	18
Total general and administrative expenses	21,754	16,793	30	69,074	53,394	29
Transaction costs	(3,082)	(342)	801	(13,052)	(5,691)	129
General and administrative expenses	18,672	16,451	14	56,022	47,703	17
Per boe	1.44	1.52	(5)	1.50	1.48	1
General and administrative expenses per boe decreased 5 percent in the three months ended September 30, 2014 and remained consistent in the nine months ended September 30, 2014, compared to the same periods in 2013. The decrease in the three months ended September 30, 2014 is primarily due to increased overhead recoveries recorded as a result of increased development capital expenditures and the Company's resulting production growth, partially offset by increases in employee-related costs.
General and administrative expenses increased 14 percent and 17 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increases are primarily due to the growth of the Company, including the expansion of operations in the United States. The increase in general and administrative expenses in the three months ended September 30, 2014 was partially offset by the decrease in per boe general and administrative expenses as noted above.
Transactions costs incurred in the nine months ended September 30, 2014 relate primarily to the acquisition of CanEra and the major property acquisitions.
Interest Expense

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Interest expense	28,112	19,296	46	75,569	57,872	31
Per boe	2.16	1.78	21	2.03	1.80	13
Interest expense per boe increased 21 percent and 13 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, reflecting the Company's higher average debt balance, largely as a result of the growth of the Company, partially offset by a lower effective interest rate.
Interest expense increased 46 percent and 31 percent in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, primarily due to the Company's higher average debt balance, partially offset by a lower effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital, including the impact of acquisitions completed in the nine months ended September 30, 2014.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.

CRESCENT POINT ENERGY CORP.	8

Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(95)	(321)	(70)	(1,281)	(2,379)	(46)
Other foreign exchange gain (loss)	(393)	85	(562)	(700)	1,099	(164)
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	(69,417)	22,729	(405)	(71,411)	(26,174)	173
Other foreign exchange gain (loss)	35	(175)	(120)	(194)	(453)	(57)
Foreign exchange gain (loss)	(69,870)	22,318	(413)	(73,586)	(27,907)	164
The Company has senior guaranteed notes with aggregate principals of US$1.29 billion and Cdn$182.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three and nine month periods ended September 30, 2014, the Company recorded unrealized foreign exchange losses of $69.4 million and $71.4 million, respectively, on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized gain of $22.7 million and an unrealized loss of $26.2 million, respectively, in the same periods of 2013. The unrealized losses from the translation of US dollar senior guaranteed notes and accrued interest in the three and nine months ended September 30, 2014 are attributable to a weaker Canadian dollar at September 30, 2014 as compared to June 30, 2014 and as compared to December 31, 2013, respectively.
During the three and nine months ended September 30, 2014, the Company realized foreign exchange losses of $0.1 million and $1.3 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to losses of $0.3 million and $2.4 million, respectively, in the same periods in 2013. The decrease in realized losses for the three and nine months ended September 30, 2014 are primarily due to the weaker Canadian dollar in the three and nine months ended September 30, 2014 compared to the same periods in 2013.
Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Share-based compensation costs	7,474	32,314	(77)	75,397	65,545	15
Capitalized	(1,114)	(9,710)	(89)	(15,436)	(17,521)	(12)
Share-based compensation expense	6,360	22,604	(72)	59,961	48,024	25
Per boe	0.49	2.08	(76)	1.61	1.49	8
During the three and nine months ended September 30, 2014, the Company recorded share-based compensation costs of $7.5 million and $75.4 million, respectively. The decrease of 77 percent in the three months ended September 30, 2014 is primarily due to the decrease in expense associated with incentive related awards expected to be granted to employees for 2014 performance as a result of the decrease in the Company's share price during the third quarter of 2014, partially offset by the increase in expenses associated with base compensation restricted shares. The increase of 15 percent in the nine months ended September 30, 2014 is primarily due to the increase in expenses associated with base compensation restricted shares.
During the three and nine months ended September 30, 2014, the Company capitalized share-based compensation costs of $1.1 million and $15.4 million, respectively, a decrease of 89 percent and 12 percent, respectively, from the same 2013 periods. The decreases are primarily the result of the decrease in expenses associated with incentive related awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Under the Restricted Share Bonus Plan at September 30, 2014, the Company is authorized to issue up to 12,058,172 common shares (September 30, 2013 - 6,023,013 common shares). The Company had 3,627,528 restricted shares outstanding at September 30, 2014 (September 30, 2013 - 2,695,062 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 83,614 DSUs outstanding at September 30, 2014 (September 30, 2013 - 64,642 DSUs outstanding).

CRESCENT POINT ENERGY CORP.	9

Depletion, Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Depletion and depreciation	367,278	307,277	20	1,015,587	888,687	14
Amortization of E&E undeveloped land	71,445	69,514	3	207,076	208,549	(1)
Depletion, depreciation and amortization	438,723	376,791	16	1,222,663	1,097,236	11
Per boe	33.78	34.72	(3)	32.83	34.12	(4)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 3 percent to $33.78 per boe for the three months ended September 30, 2014 from $34.72 per boe in the same period in 2013. In the nine months ended September 30, 2014, the DD&A rate decreased 4 percent to $32.83 per boe from $34.12 per boe for the same 2013 period. These decreases are primarily a result of the Company's successful execution of the drilling and completion program.
Other Income (Loss)
The Company recorded other losses of $12.6 million and $3.7 million in the three and nine months ended September 30, 2014, respectively, compared to other income of $4.9 million and other losses of $4.7 million, respectively, in the same periods in 2013. The other losses in the three and nine months ended September 30, 2014 are comprised of net unrealized losses on long-term investments. The other income in the three months ended September 30, 2013 is comprised of net unrealized gains on long-term investments and the other losses in the nine months ended September 30, 2013 are primarily comprised of net unrealized losses on long-term investments.
Taxes

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Current tax expense (recovery)	-	-	-	5	(5)	(200)
Deferred tax expense	85,339	23,945	256	104,776	62,852	67
Current Tax Expense (Recovery)
In the three and nine months ended September 30, 2014, the Company recorded current tax expense of nil and less than $0.1 million, respectively, compared to nil and current tax recoveries of less than $0.1 million for the same periods in 2013. Refer to the Company's December 31, 2013 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense
In the third quarter of 2014, the Company recorded deferred tax expense of $85.3 million compared to deferred tax expense of $23.9 million in the third quarter of 2013. The deferred tax expense in 2014 is primarily due to the $191.8 million unrealized derivative gain related to oil and gas derivatives. The deferred tax expense recorded in the third quarter of 2013 relates primarily to an increase in taxable temporary differences, partially offset by the deductible temporary difference relating to the $66.5 million unrealized derivative loss.
In the nine months ended September 30, 2014, the Company recorded deferred tax expense of $104.8 million compared to $62.9 million in the same period in 2013. The deferred tax expense recorded in the nine months ended September 30, 2014 relates primarily to an increased utilization of tax pools as a result of the successful growth of the Company. The deferred tax expense recorded in the nine months ended September 30, 2013 relates primarily to an increase in taxable temporary differences, partially offset by the deductible temporary difference relating to the $100.9 million unrealized derivative loss.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Funds flow from operations	618,393	554,144	12	1,835,177	1,514,507	21
Funds flow from operations per share - diluted	1.45	1.42	2	4.45	3.93	13

Cash flow from operating activities	583,084	542,809	7	1,803,705	1,465,242	23
Cash flow from operating activities per share - diluted	1.37	1.39	(1)	4.37	3.80	15

Adjusted net earnings from operations	178,433	162,819	10	559,087	407,472	37
Adjusted net earnings from operations per share - diluted	0.42	0.42	-	1.36	1.06	28

Net income	258,059	87,879	194	387,535	158,599	144
Net income per share - diluted	0.60	0.22	173	0.94	0.41	129

CRESCENT POINT ENERGY CORP.	10

Funds flow from operations increased to $618.4 million in the third quarter of 2014 from $554.1 million in the same period in 2013 and increased to $1.45 per share - diluted from $1.42 per share - diluted. The increase in funds flow from operations is primarily the result of the increase in production volumes, partially offset by the decrease in the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the nine months ended September 30, 2014. The netback decreased as a result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and increases in operating expenses and transportation expenses, partially offset by decreased realized derivative losses and royalties. Funds flow from operations per share - diluted increased in the third quarter of 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and Share Dividend Plan ("SDP") and the September 2014 equity offering.
Funds flow from operations increased to $1.8 billion in the nine months ended September 30, 2014 from $1.5 billion in the same period in 2013 and increased to $4.45 per share - diluted from $3.93 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the nine months ended September 30, 2014. The netback increased as a result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by increased realized derivative losses, royalties, operating expenses and transportation expenses. Funds flow from operations per share - diluted increased in the nine months ended September 30, 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
Cash flow from operating activities increased 7 percent to $583.1 million in the third quarter of 2014 compared to $542.8 million in the same period in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 1 percent to $1.37 per share - diluted in the third quarter of 2014, primarily due to the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering, partially offset by the reasons discussed above. In the nine months ended September 30, 2014, cash flow from operating activities increased 23 percent to $1.8 billion compared to $1.5 billion in the same period in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 15 percent to $4.37 per share - diluted in the nine months ended September 30, 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
The Company reported adjusted net earnings from operations of $178.4 million in the third quarter of 2014 compared to $162.8 million in the same period in 2013, primarily as a result of the increase in funds flow from operations and the decrease in share-based compensation expense, partially offset by the increase in depletion expense. Adjusted net earnings from operations per share - diluted remained consistent at $0.42 per share - diluted in the third quarter of 2014 primarily due to increases for the same reasons discussed above, offset by the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
Adjusted net earnings from operations for the nine month period ended September 30, 2014 was $559.1 million compared to $407.5 million in the same period in 2013, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense, deferred income tax expense and share-based compensation expense. Adjusted net earnings from operations per share - diluted increased 28 percent to $1.36 per share - diluted in the nine months ended September 30, 2014, primarily due to increases for the same reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
The Company reported net income of $258.1 million in the third quarter of 2014 compared to $87.9 million in the same period in 2013, primarily as a result of the unrealized derivative gain, increase in funds flow from operations and decrease in share-based compensation expense, partially offset by the foreign exchange loss, increase in depletion, depreciation and amortization expense and other loss. In the nine month period ended September 30, 2014, net income increased to $387.5 million, compared to $158.6 million in the same period of 2013. The increase in net income is largely due to the increase in funds flow from operations and the unrealized derivative gain, partially offset by the increases in depreciation, depletion and amortization expense and unrealized foreign exchange losses.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.

CRESCENT POINT ENERGY CORP.	11

The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Accumulated dividends, beginning of period	5,319,926	4,208,870	26	4,755,522	3,673,971	29
Dividends declared to shareholders	299,763	271,855	10	864,167	806,754	7
Accumulated dividends, end of period	5,619,689	4,480,725	25	5,619,689	4,480,725	25

Accumulated dividends per share, beginning of period	27.45	24.69	11	26.07	23.31	12
Dividends to shareholders per share	0.69	0.69	-	2.07	2.07	-
Accumulated dividends per share, end of period	28.14	25.38	11	28.14	25.38	11
The Company maintained monthly dividends of $0.23 per share during the nine months ended September 30, 2014.
Dividends increased 10 percent and 7 percent in the three and nine month periods ended September 30, 2014, respectively, compared to the same periods in 2013. The increases in dividends relates to an increase in the number of shares outstanding primarily due to the issuance of shares on the CanEra, Polar Star, and T.Bird acquisitions, the bought deal financing which closed in September 2014 and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends. Crescent Point suspended participation in the premium component of the DRIP effective October 15, 2013.
During the second quarter of 2014, the Company implemented a Share Dividend Plan. The SDP enables shareholders to receive their dividends in the form of common shares which are issued at a five percent discount to the prevailing market price.
Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2014, the investments are recorded at a fair value of $27.7 million which is $76.2 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2014, the investments are recorded at a fair value of $42.8 million which is $24.2 million less than the original cost of the investments.
Other Long-Term Assets
At September 30, 2014, other long-term assets consist of $43.7 million related to the reclamation fund and $11.8 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the three months ended September 30, 2014, the Company contributed $1.00 per produced boe to the fund, of which $0.80 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives.
The reclamation fund increased by $2.0 million during the third quarter of 2014 due to contributions of $13.0 million, partially offset by expenditures of $11.0 million. The expenditures included $10.8 million related primarily to decommissioning work completed in Saskatchewan and Alberta. The remaining $0.2 million related to environmental initiatives completed primarily in southeast Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $132.9 million has been contributed to the reclamation fund and $89.2 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2014, Crescent Point recorded $0.6 million and $1.1 million, respectively, (September 30, 2013 - $0.1 million and $0.6 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million and $0.1 million during the three and nine months, respectively, ended September 30, 2014 (September 30, 2013 - less than $0.1 million and $0.3 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	12

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Capital acquisitions (net) (1)	576,343	76,013	658	2,176,116	98,158	2,117
Development capital expenditures	555,390	449,898	23	1,397,354	1,239,047	13
Capitalized administration (2)	5,520	4,968	11	16,915	14,384	18
Office equipment (3)	14,951	1,001	1,394	35,364	2,662	1,228
Total	1,152,204	531,880	117	3,625,749	1,354,251	168

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
CanEra Energy Corp.
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of CanEra, a private oil and gas company with properties in southeast Saskatchewan. Total consideration for the CanEra shares was approximately $1.1 billion and included the issuance of approximately 12.9 million Crescent Point common shares, cash consideration of $191.8 million, assumed long-term debt and working capital ($1.3 billion was allocated to property, plant and equipment ("PP&E") and $21.1 million was allocated to E&E assets, including $65.6 million related to decommissioning liability).
T.Bird Oil Ltd.
On August 13, 2014, Crescent Point completed the acquisition, by way of share purchase and sale agreement, of all issued and outstanding common shares of T.Bird, a private oil and gas company with properties in southeast Saskatchewan and Manitoba. Total consideration for the T.Bird shares was approximately $86.0 million and included the issuance of approximately 1.5 million Crescent Point common shares, cash consideration of $0.3 million, assumed long-term debt and working capital ($109.1 million was allocated to PP&E, including $2.7 million related to decommissioning liability).
Major Property Acquisitions
Saskatchewan Viking Asset Acquisition
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets from Polar Star for total consideration of $331.7 million comprised of the issuance of approximately 7.6 million Crescent Point common shares less net cash received on customary closing adjustments of $12.0 million ($338.8 million was allocated to PP&E, including $7.1 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Southeast Saskatchewan and Manitoba Asset Acquisition
On September 30, 2014, Crescent Point completed the acquisition of certain assets in southeast Saskatchewan and Manitoba. Total consideration for the assets included certain Crescent Point assets in Creelman, Saskatchewan and net cash consideration of $374.3 million ($378.5 million was allocated to PP&E and $8.0 million was allocated to E&E assets, including $12.2 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2014 for net consideration of $276.6 million ($246.7 million was allocated to PP&E and $35.9 million was allocated to E&E assets, including $6.0 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2014 were $555.4 million compared to $449.9 million in the third quarter of 2013. In the third quarter of 2014, 256 (202.3 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended September 30, 2014 included $90.8 million on facilities, land and seismic.
The Company's development capital expenditures in the nine months ended September 30, 2014 were $1.4 billion compared to $1.2 billion in the same period in 2013. In the nine months ended September 30, 2014, 608 (469.2 net) wells were drilled with a success rate of 100 percent. The development capital for the nine months ended September 30, 2014 included $305.6 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2014 is $2.0 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

CRESCENT POINT ENERGY CORP.	13

Goodwill
The Company's goodwill balance as at September 30, 2014 was $251.9 million which is unchanged from December 31, 2013. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $97.7 million during the third quarter of 2014 from $766.7 million at June 30, 2014 to $864.4 million at September 30, 2014. The increase relates to $46.4 million due to changes in estimates pertaining to discount rates and future costs, $24.3 million due to the revaluation of acquired liabilities, $19.8 million as a result of net capital acquisitions, $12.2 million in respect of drilling and $5.8 million of accretion expense, partially offset by $10.8 million for liabilities settled.
Other Long-Term Liabilities
At September 30, 2014, other long-term liabilities consist of $37.2 million related to a lease inducement and $3.4 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	September 30, 2014	December 31, 2013
Net debt	2,774,591	2,077,078
Shares outstanding (1)	443,412,259	394,993,566
Market price at end of period (per share)	40.42	41.25
Market capitalization	17,922,724	16,293,485
Total capitalization	20,697,315	18,370,563
Net debt as a percentage of total capitalization	13	11
Annual funds flow from operations (2)	2,368,487	2,047,817
Net debt to funds flow from operations (3)	1.2	1.0

(1)
The shares outstanding balance at September 30, 2014 excludes 823,694 common shares issued on October 15, 2014 pursuant to the DRIP and SDP. The shares outstanding balance at December 31, 2013 excludes 678,361 common shares issued on January 15, 2014 pursuant to the DRIP.

(2)	The sum of funds flow from operations for the trailing four quarters.

(3)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $2.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at September 30, 2014, the Company had approximately $955.7 million drawn on bank credit facilities, including $0.2 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.64 billion.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$1.29 billion and Cdn$182.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
In September 2014, the Company successfully completed a bought deal financing for aggregate gross proceeds of $800.1 million.
At September 30, 2014, Crescent Point was capitalized with 87 percent equity compared to 89 percent at December 31, 2013. The Company's net debt to funds flow from operations ratio at September 30, 2014 was 1.2 times, compared to 1.0 times at December 31, 2013. This increase is largely due to the increases in average debt as a result of the Company's development capital expenditures and acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisition. Crescent Point's target average net debt to 12 month funds flow is approximately 1.0 times.
The Company has a successful DRIP and SDP which raised $250.3 million during the nine months ended September 30, 2014 (year ended December 31, 2013 - $659.1 million).
Crescent Point's development capital budget for 2014 is $2.0 billion, with average 2014 production forecast at 140,000 boe/d.

CRESCENT POINT ENERGY CORP.	14

Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2014 and beyond.
Shareholders' Equity
At September 30, 2014, Crescent Point had 443.4 million common shares issued and outstanding compared to 395.0 million common shares at December 31, 2013. The increase of 48.4 million shares relates primarily to the acquisition of CanEra in May 2014, acquisition of assets from Polar Star in June 2014, acquisition of T.Bird in August 2014, the September 2014 bought deal financing and shares issued pursuant to the DRIP and SDP:

•	Crescent Point issued 12.9 million shares to CanEra shareholders at a price of $43.51 per share on closing of the acquisition on May 15, 2014;

•	Crescent Point issued 7.6 million shares to Polar Star shareholders at a price of $45.36 per share on closing of the acquisition on June 12, 2014;

•	Crescent Point issued 1.5 million shares to T.Bird shareholders at a price of $44.02 per share on closing of the acquisition on August 13, 2014;

•	In September 2014, Crescent Point and a syndicate of underwriters closed a bought deal financing of 18.4 million shares at $43.40 per share for gross proceeds of $800.1 million;

•	Crescent Point issued 0.1 million shares on closing of minor acquisitions during the nine months ended September 30, 2014;

•
Crescent Point issued 6.3 million shares pursuant to the DRIP and SDP programs during the nine months ended September 30, 2014 for proceeds of $250.3 million and issued 1.7 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's total capitalization increased to $20.7 billion at September 30, 2014 compared to $18.4 billion at December 31, 2013, with the market value of the shares at September 30, 2014 representing 87 percent of the total capitalization.
As of the date of this report, the Company had 444,452,793 common shares outstanding.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the nine months ended September 30, 2014. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2013.
Changes in Accounting Policies
Effective January 1, 2014, the Company adopted the following IFRS:

•
IFRS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRIC 21 Levies - IFRIC 21 provides clarification on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs.  The retrospective adoption of this interpretation does not have any impact on Crescent Point’s consolidated financial statements.

Effective January 1, 2017, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by Crescent Point on January 1, 2017 and the Company is currently evaluating the impact of the standard on Crescent Point’s consolidated financial statements.

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2014			2013				2012
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	1,103,029	1,147,880	1,028,929	908,637	980,829	845,270	791,712	727,372

Average daily production
Crude oil and NGLs (bbls/d)	128,495	125,344	118,987	115,971	107,332	106,609	106,519	97,731
Natural gas (mcf/d)	76,126	72,143	69,558	70,017	63,785	67,142	66,865	61,654
Total (boe/d)	141,183	137,368	130,580	127,641	117,963	117,799	117,663	108,007

Net income (loss)	258,059	98,586	30,890	(13,723)	87,879	72,332	(1,612)	(95,241)
Net income (loss) per share	0.61	0.24	0.08	(0.03)	0.23	0.19	-	(0.26)
Net income (loss) per share – diluted	0.60	0.24	0.08	(0.03)	0.22	0.19	-	(0.26)

Adjusted net earnings from operations	178,433	174,580	206,074	78,216	162,819	130,308	114,345	(19,802)
Adjusted net earnings from operations per share	0.42	0.43	0.52	0.20	0.42	0.34	0.30	(0.05)
Adjusted net earnings from operations per share – diluted	0.42	0.43	0.52	0.20	0.42	0.34	0.30	(0.05)

Cash flow from operating activities	583,084	646,485	574,136	508,090	542,809	463,194	459,239	421,598
Cash flow from operating activities per share	1.37	1.59	1.45	1.29	1.39	1.21	1.21	1.17
Cash flow from operating activities per share – diluted	1.37	1.58	1.44	1.29	1.39	1.20	1.21	1.16

Funds flow from operations	618,393	636,688	580,096	533,310	554,144	504,420	455,943	430,386
Funds flow from operations per share	1.46	1.56	1.46	1.35	1.42	1.32	1.21	1.19
Funds flow from operations per share – diluted	1.45	1.55	1.45	1.35	1.42	1.31	1.20	1.18

Working capital (deficit) (1)	(326,289)	(219,932)	(391,893)	(406,134)	(318,224)	(227,620)	(312,777)	(287,911)
Total assets	15,887,022	14,901,997	13,165,018	12,736,793	12,526,359	12,357,474	12,425,234	12,131,634
Total liabilities	5,702,181	5,697,718	4,743,291	4,236,720	3,926,421	3,757,823	3,872,025	3,536,822
Net debt	2,774,591	2,836,829	2,309,906	2,077,078	1,887,431	1,825,340	1,957,964	1,760,324
Total long-term derivative liabilities	73,590	137,083	95,632	25,846	10,305	4,671	11,490	8,483

Weighted average shares – diluted (thousands)	427,075	410,051	399,007	395,277	390,607	385,084	379,647	363,358

Capital expenditures (2)	1,152,204	1,859,697	613,848	510,889	531,880	262,744	559,627	1,395,268

Dividends declared	299,763	286,128	278,276	274,797	271,855	267,033	267,866	255,621
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	16

Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and impairments to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.
Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the third quarter of 2014.
Outlook
Crescent Point's revised guidance for 2014 is as follows and reflects the recent downturn in oil prices:

Production	Prior	Revised
Oil and NGL (bbls/d)	128,125	128,125
Natural gas (mcf/d)	71,250	71,250
Total (boe/d)	140,000	140,000
Exit (boe/d)	155,000	155,000
Funds flow from operations ($000)	2,580,000	2,480,000
Funds flow per share – diluted ($)	6.13	5.90
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,575,000	1,575,000
Facilities, land and seismic ($000)	425,000	425,000
Total ($000)	2,000,000	2,000,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	96.00
Crude oil – WTI (Cdn$/bbl)	111.11	105.49
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.91

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	17

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2014 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected oil price differential volatility in 2014 and 2015;
●	Maintaining monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxability;
		●	Target average net debt to 12 month funds flow of approximately 1.0 times; and
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Expected tax horizon.

All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	18

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	19

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20